CUSIP No: 24703L 202

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No.     )*

Dell Technologies Inc.

(Name of Issuer)

Class C Common Stock, $0.01 par value per share

(Title of Class of Securities)

24703L 202

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 24703L 202	13G

1	NAMES OF REPORTING PERSONS MSD Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 33,449,504[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 33,449,504[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,449,504[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.3%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1

Reflects 33,449,504 shares of Class A common stock of the Issuer (the “Class A Common Stock”) convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C common stock of the Issuer (the “Class C Common Stock”).

2

Based on approximately 171,909,324 shares of Class C Common Stock issued and outstanding as of December 28, 2018, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 28, 2018. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

Page 2 of 10 Pages

CUSIP No: 24703L 202	13G

1	NAMES OF REPORTING PERSONS MSDC Denali Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 31,856,436[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 31,856,436[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,856,436[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1

Reflects 31,856,436 shares of Class A Common Stock convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

2

Based on approximately 171,909,324 shares of Class C Common Stock issued and outstanding as of December 28, 2018, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on December 28, 2018. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

Page 3 of 10 Pages

CUSIP No: 24703L 202	13G

1	NAMES OF REPORTING PERSONS MSDC Denali EIV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,593,068[1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,593,068[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,593,068[1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%[2]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1

Reflects 1,593,068 shares of Class A Common Stock convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

2

Based on approximately 171,909,324 shares of Class C Common Stock issued and outstanding as of December 28, 2018, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on December 28, 2018. Assumes the conversion of the Class A Common Stock referred to in footnote 1 into shares of Class C Common Stock.

Page 4 of 10 Pages

CUSIP No: 24703L 202	13G

Item 1(a)	Name of Issuer:

The name of the issuer is Dell Technologies Inc. (the “Company”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at One Dell Way, Round Rock, Texas, 78682.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Partners, L.P. (“MSD Partners”), MSDC Denali Investors, L.P. (“MSDC Denali Investors”) and MSDC Denali EIV, LLC (“MSDC Denali EIV” and collectively with MSD Partners and MSDC Denali Investors, the “Reporting Persons”).

MSDC Denali Investors is the record holder of 31,856,436 shares of Class A common stock, par value $0.01 per share, of the Issuer (the “Class A Common Stock”) being reported by this statement. MSDC Denali EIV is the record holder of 1,593,068 shares of Class A Common Stock being reported by this statement. MSD Partners is the investment manager of, and may be deemed to beneficially own securities beneficially owned by, MSDC Denali Investors and MSDC Denali EIV. MSD Partners (GP), LLC (“MSD GP”) is the general partner of, and may be deemed to beneficially own securities beneficially owned by, MSD Partners. Each of Glenn R. Fuhrman, John C. Phelan and Marc R. Lisker1 is a manager of MSD GP and may be deemed to beneficially own the securities beneficially owned by MSD GP. Each of Messrs. Fuhrman, Phelan and Lisker disclaims beneficial ownership of the securities referred to above except to the extent of any pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2019, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 (the “Act”)

Neither the filing of this statement nor anything herein shall be construed as an admission that any person other than the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

Item 2(c)	Citizenship:

MSD Partners is organized as a limited partnership under the laws of the State of Delaware. MSDC Denali Investors is organized as a limited partnership under the laws of the State of Delaware. MSDC Denali EIV is organized as a limited liability company under the laws of the State of Delaware. Each of Messrs. Lisker, Fuhrman and Phelan is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Class C common stock, par value $0.01 per share (the “Class C Common Stock”)

Item 2(e)	CUSIP No.:

24703L 202

1

Mr. Lisker is the President of, and may be deemed to beneficially own the securities beneficially owned by, Hexagon Trust Company (“Hexagon”). Hexagon is the trustee of, and may be deemed to beneficially own the securities beneficially owned by, Susan Lieberman Dell Separate Property Trust (the “Trust”). Susan L. Dell, the beneficiary of the Trust, may be deemed to beneficially own the securities beneficially owned by the Trust. The securities of the Issuer shown as beneficially owned by each of MSD Partners, MSDC Denali Investors, MSDC Denali EIV and Messrs. Fuhrman and Phelan in this statement exclude in each case any securities of the Issuer beneficially owned by Hexagon, the Trust or Ms. Dell.

Page 5 of 10 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

A.	MSD Partners, L.P.

(a)	Amount beneficially owned: 33,449,504

(b)	Percent of class: 16.3%[1]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 33,449,504

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 33,449,504

B.	MSDC Denali Investors, L.P.

(a)	Amount beneficially owned: 31,856,436

(b)	Percent of class: 15.6%[1]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 31,856,436

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 31,856,436

C.	MSDC Denali EIV, LLC

(a)	Amount beneficially owned: 1,593,068

(b)	Percent of class: 0.9%[1]

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 1,593,068

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 1,593,068

1

The percentages shown are based on approximately 171,909,324 shares of Class C Common Stock issued and outstanding as of December 28, 2018, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on December 28, 2018, and assume the conversion of the shares of Class A Common Stock beneficially owned by each applicable Reporting Person referred to Item 2(a) into shares of Class C Common Stock. The information set forth in Item 2(a) is incorporated by reference in its entirety in this Item 4.

Page 6 of 10 Pages

D.	Marc R. Lisker

(a)	Amount beneficially owned: 66,340,400[1]

(b)	Percent of class: 27.8%[2]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 66,340,400

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 66,340,400

E.	Glenn R. Fuhrman

(a)	Amount beneficially owned: 33,449,504

(b)	Percent of class: 16.3%[2]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 33,449,504

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 33,449,504

F.	John C. Phelan

(a)	Amount beneficially owned: 33,449,504

(b)	Percent of class: 16.3%[2]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 33,449,504

(iii)	Sole power to dispose or direct the disposition of: -0-

(iv)	Shared power to dispose or direct the disposition of: 33,449,504

1

Mr. Lisker may be deemed to beneficially own 66,340,400 shares of Class C Common Stock issuable upon conversion of 31,856,436 shares of Class A Common Stock owned of record by MSDC Denali Investors, 1,593,068 shares of Class A Common Stock owned of record by MSDC Denali EIV and 32,890,896 shares of Class A Common Stock owned of record by the Trust.

2

The percentages shown are based on approximately 171,909,324 shares of Class C Common Stock issued and outstanding as of December 28, 2018, as reported in the Current Report on Form 8-K filed by the Issuer with the SEC on December 28, 2018, and assume the conversion of the shares of Class A Common Stock beneficially owned by each applicable Reporting Person referred to Item 2(a) into shares of Class C Common Stock.

Page 7 of 10 Pages

Item 5	Ownership of 5 Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6	Ownership of More Than 5 Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

MSD Partners, L.P.

By:	MSD Partners (GP), LLC, its
General Partner
By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSDC Denali Investors, L.P.

By:	MSDC Denali (GP), LLC, its
General Partner
By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

MSDC Denali EIV, LLC

By:	MSDC Denali (GP), LLC, its
Managing Member
By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Joint Filing Agreement

Page 10 of 10 Pages